Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

ACQUISITION OF 100% IN SOUTHERN AIRLINES (GROUP) IMPORT AND EXPORT
TRADING COMPANY

The Board hereby announces that on 2 February 2016 (after trading hours), the Company entered into the Agreement with CSAHC, pursuant to which the Company agreed to acquire and CSAHC agreed to sell the Target Equity Interest at the Consideration of RMB400,570,400.

CSAHC is a controlling shareholder of the Company and is therefore a connected person of the Company under the Listing Rules. As one of the applicable percentage ratios (other than the profits ratio) for the Acquisition is more than 0.1% and less than 5%, the Acquisition constitutes a connected transaction of the Company, which is subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under Rule 14A.76 of the Listing Rules.

I. THE AGREEMENT

Date

2 February 2016 (after trading hours)

Parties

(1)	Purchaser:	the Company, its principal business activity is that of civil aviation; and

(2	Vendor:	CSAHC, the controlling shareholder of the Company, directly and indirectly holding approximately 51.99% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The principal business of CSAHC, based on its business license, is that of operating and managing , on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

Assets to be acquired

100% equity interest in SAIETC.

SAIETC is incorporated in the PRC and its principal business activity is that of import and export of aircraft, flight equipment and facilities, and custom clearing services.

The following table contains certain financial information of SAIETC which is prepared in accordance with the PRC Accounting Standards:

	For the six months ended 30 June	For the year ended 31 December
	2015 (audited) RMB million	2014 (audited) RMB million	2013 (audited) RMB million
Revenue	67	138	129
Net profit before tax	27	53	55
Net profit after tax	20	40	41

The audited net asset value of SAIETC as of 31 December 2014 and 30 June 2015 was approximately RMB198 million and RMB218 million, respectively.

According to the valuation report (the "Valuation Report") dated 19 October 2015 prepared by China United Assets Appraisal Group Co., Ltd. (中聯資產評估集團有限公司) (an independent qualified valuer in the PRC), the Valuation of the net assets values of SAIETC amounted to RMB416,048,600 as of 30 June 2015 (the "Benchmark Date"). As the Valuation was valued based on an income approach, the Valuation constitutes a profit forecast under Rule 14.61 of the Listing Rules and Rules 14.60A and 14.62 of the Listing Rules are applicable.

Pursuant to Rule 14.62(1) of the Listing Rules, the following are the details of the principal assumptions, including commercial assumptions, upon which the Valuation Report was issued:

A. Assumptions satisfying both asset-based and income approach

(a) General assumption

1. Transaction assumption

The transaction assumption assumes all assets to be valued are in the course of transaction and the valuation assessed by the appraiser is based on simulated market including terms of transaction of the target assets. The transaction assumption is the most fundamental prerequisite of the appraisal of assets.

2. Open market assumption

The open market assumption assumes that the parties to the assets transaction or the proposed assets transaction in the market are dealing with each other at arm’s length and have opportunities and time to obtain sufficient market information in order to make rational and informed judgment on the assets including their functions, uses and transaction prices. The basis of open market assumption is that the assets can be traded openly in the market.

3. Going-concern assets assumption

The going-concern assets assumption means that the appraisal method, parameters and basis are to be determined in accordance with the condition that the target assets will be used in consistent with their current function, method, scale, frequency and environment, or used on the basis of certain changes.

(b) Special Assumption

1. Assuming that the external economic environment remains unchanged and the current national macroeconomic conditions will not change significantly as at the Benchmark Date;

2. Assuming the social and economic environment, as well as the implemented policies in relation to the tax and the tax rate, etc. of SAIETC will not change significantly;

3. The assets in appraisal are based on the premise of actual stock as at the Benchmark Date and the current market value of relevant assets is based on the effective domestic price as at the Benchmark Date;

4. Assuming that the basic information and financial information provided by CSAHC and SAIETC is true, accurate and complete; and

5. The scope of the appraisal is subject to the application form for appraisal provided by CSAHC and SAIETC, without consideration of the contingent assets or contingent liabilities, if any, not included the list as provided by CSAHC and SAIETC.

B. Assumption of satisfying income approach

1. Assuming that the external economic environment remains unchanged and the current national macroeconomic conditions will not change significantly as at the Benchmark Date;

2. Assuming that the industry environment of SAIETC maintain the current development trend;

3. Assuming that the requirement of primary customers of SAIETC will not change significantly during the forecast period;

4. Assuming that the basic information and financial information provided by CSAHC and SAIETC is true, accurate and complete;

5. The scope of the appraisal is subject to the application form for appraisal provided by CSAHC and SAIETC, without consideration of the contingent assets or contingent liabilities, if any, not included the list as provided by CSAHC and SAIETC; and

6. The impact of inflation is ruled out in the estimation of value of the parameters in the appraisal.

PricewaterhouseCoopers, the auditor of the Company, has conducted its work in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and has reviewed the arithmetical calculations and the compilation of the discounted future estimated cash flows in accordance with the bases and assumptions adopted by the Directors in preparing the Valuation Report. The discounted future estimated cash flows prepared for the Valuation do not involve the adoption of accounting policies.

The Directors confirm that the Valuation, which constitutes a profit forecast under the Listing Rules, has been made after due and careful enquiry.

A letter from the Board and a letter from PricewaterhouseCoopers are included in the appendices to this announcement for the purpose of Rule 14.62 of the Listing Rules.

As at the date of this announcement, PricewaterhouseCoopers (certified public accountants) does not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate person to subscribe for securities in any member of the Group.

PricewaterhouseCoopers has given and has not withdrawn its written consent to the publication of this announcement with inclusion of its report and all references to its name in the form and context in which it is included.

Consideration

The Consideration of RMB400,570,400 is determined after an arm’s length negotiation between the parties in accordance with prevailing market conditions and after taking into account, inter alia, the net asset value of SAIETC and the abovementioned appraisal value of the Targeted Equity Interest as of 30 June 2015, adjusted by deducting the amount of reduced net assets caused by post-balance sheet events, i.e. the distribution of profits and the disposal of long-term equity investment. The Consideration shall be paid by instalment as follows: (i) 30% of the total Consideration shall be paid within 5 business days from the date of the Agreement, and (ii) remaining 70% of the total Consideration shall be paid within 5 business days from the date of Completion.

Completion

The Acquisition shall be deemed to be completed upon the date of filing of registration of changes to the relevant administrative authority for industry and commerce. Upon Completion, the Company will directly hold 100% equity interest in SAIETC.

II. REASONS FOR AND BENEFITS OF ENTERING INTO THE AGREEMENT

The Company believes that the Acquisition can assist the Group to strengthen procurement management of aircraft, flight equipment and other airline-related facilities, lower management risk; assist the Company to streamline its relationship with trading companies so as to reduce connected transactions. With SAIETC's experience in tendering and agency services, SAIETC will be developed into a centralised platform for procurement activities of the Group, that enhances concentration and efficiency of procurement activities.

The Directors (including the independent non-executive Directors) consider that the Agreement was entered into after an arm's length negotiation between the Company and CSAHC and the terms therein (including the Consideration) are fair and reasonable, the Acquisition is on normal commercial terms and in the ordinary and usual course of business of the Group; and the Acquisition is beneficial to the operation and long-term development of the Group and in the interests of the Company and its shareholders as a whole.

III. IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, CSAHC is the controlling shareholder of the Company, holding approximately 51.99% equity interest in the Company and is therefore a connected person to the Company under Rule 14A.07(1) of the Listing Rules. Therefore, the Acquisition between the Company and CSAHC constitutes a connected transaction of the Company under the Listing Rules.

As one of the applicable percentage ratios (other than the profits ratio) for the Acquisition (taking into account the adjusted Consideration) is still more than 0.1% and less than 5%, the Acquisition constitutes a connected transaction of the Company, which is subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under Rule 14A.76 of the Listing Rules.

The number of Directors supposed to be present was 10, of which 10 attended in person, the Directors approved the above resolution after consideration. Two connected Directors, Mr. Yuan Xin An and Ms. Yang Li Hua, who were duly appointed to the Board by CSAHC, were required to abstain from voting in the Board meeting in respect of the resolution to approve the Agreement. All the remaining Directors who attended the Board meeting and were entitled to vote, unanimously approved the above resolution. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Company’s articles of association.

IV. DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Acquisition”	the acquisition of the Targeted Equity Interest as contemplated under the Agreement
“Agreement”	the equity transfer agreement entered into on 2 February 2016 between the Company and CSAHC, pursuant to which the Company agreed to acquire the Targeted Equity Interest from CSAHC
“associates”	has the meaning ascribed to it under the Listing Rules
“Board”	the board of Directors
“Company”

China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American Depositary Receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Completion”	completion of the Acquisition pursuant to the Agreement
“connected person(s)”	has the meaning ascribed to it under the Listing Rules
“Consideration”	the consideration for the Acquisition of RMB400,570,400 pursuant to the Agreement
“CSAHC”	China Southern Air Holding Company, the controlling Shareholder holding approximately 51.99% equity interest in the Company as at the date of this announcement
“Directors”	the directors of the Company
“Group”	the Company and its subsidiaries
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange
“PRC”	the People’s Republic of China, for the purpose of this announcement, exclusively refer to Mainland China
“RMB”	Renminbi, the lawful currency of the PRC
“SAIETC”	Southern Airlines (Group) Import and Export Trading Company, a wholly owned subsidiary of CSAHC

“Share(s)”	share of RMB1.00 each in the capital of the Company
“Shareholder(s)”	the holder(s) of the Shares
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Targeted Equity Interest”	100% equity interest in SAIETC, the subject matter of the Agreement
“Valuation”	the valuation in respect of the net assets value of SAIETC prepared by an independent professional valuer at the aggregate market value of RMB416,048,600 as at 30 June 2015
“Valuer”	China United Assets Appraisal Group Co., Ltd. (中聯資產評估集團有限公司), an independent qualified valuer in the PRC

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

2 February 2016

As at the date of this announcement, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

In compliance with Rule 14.60A of the Listing Rules, the text of each of the letter from PricewaterhouseCoopers to the Directors confirming it has reviewed the arithmetical calculations of the discounted future estimated cash flows for the Valuation and the letter from the Board confirming the Valuation has been made by the Directors after due and careful enquiry both dated 2 February 2016, for the purpose of, among other things, inclusion in this announcement are reproduced below:

APPENDIX I – LETTER FROM THE BOARD

Listing Division

The Stock Exchange of Hong Kong Limited

11/F., One International Finance Centre,

1 Harbour View Street, Central,

Hong Kong

2 February 2016

Dear Sirs,

Re. Connected Transaction – Acquisition of 100% in Southern Airlines (Group) Import and Export Trading Company

We refer to the valuation report dated 19 October 2015 (the "Valuation Report") and prepared by China United Assets Appraisal Group Co., Ltd. (中聯資産評估集團有限公司) (the "Valuer") in relation the valuation of Southern Airlines (Group) Import and Export Trading Company (the "SAIETC"), the valuation of which constitutes a profit forecast under Rule 14.60A of the Listing Rules.

We have discussed with the Valuer about different aspects including the bases and assumption based upon which the valuation of SAIETC has been prepared, and reviewed the valuation by the Valuer for which the Valuer is responsible. We have also considered the letter from PricewaterhouseCoopers, dated 2 February 2016 regarding whether the discounted future estimated cash flows of SAIETC, so far as the arithmetical calculations are concerned, have been properly complied with the bases and assumptions as set out in the Valuation Report. We have noted that the discounted future estimated cash flows do not involve the adoption of accounting policy.

On the basis of the foregoing, we are of the opinion that the valuation prepared by the Valuer has been made after due and careful enquiry.

Yours faithfully,
For and on behalf of the board of directors of
China Southern Airlines Company Limited

Tan Wan Geng
Vice Chairman

APPENDIX II – LETTER FROM PricewaterhouseCoopers

INDEPENDENT AUDITOR’S ASSURANCE REPORT ON THE CALCULATION OF THE DISCOUNTED FUTURE ESTIMATED CASH FLOWS IN CONNECTION WITH THE BUSINESS VALUATION OF SOUTHERN AIRLINES (GROUP) IMPORT AND EXPORT TRADING COMPANY LIMITED

TO The board of Directors OF china southern airlinEs company limited

We have completed our assurance engagement to report on the calculations of the discounted future estimated cash flows on which the business valuation (the “Valuation”) dated 19 October 2015 prepared by China United Assets Appraisal Group Company Limited in respect of the appraisal of the fair value of the 100% equity interest in Southern Airlines (Group) Import and Export Trading Company Limited (the “Target Company”) is based. The Valuation is set out in the announcement of China Southern Airlines Company Limited (the “Company”) dated 2 February 2016 (the “Announcement”) in connection with the acquisition of the 100% equity interest in the Target Company by the Company. The Valuation based on the discounted future estimated cash flows is regarded as a profit forecast under Rule 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Directors’ Responsibility for the Discounted Future Estimated Cash Flows

The directors of the Company are responsible for the preparation of the discounted future estimated cash flows in accordance with the bases and assumptions determined by the directors and as set on pages 2 to 3 of the Announcement. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future estimated cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our Independence and Quality Control

We have complied with the independence and other ethical requirement of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

Our firm applies Hong Kong Standard on Quality Control 1 issued by the HKICPA and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Auditor’s Responsibilities

It is our responsibility to report, as required by paragraph 14.62(2) of the Listing Rules, on the calculations of the discounted future estimated cash flows on which the Valuation is based. We are not reporting on the appropriateness and validity of the bases and assumptions on which the discounted future estimated cash flows are based and our work does not constitute any valuation of the Target Company.

We conducted our work in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the HKICPA. This standard requires that we plan and perform the assurance engagement to obtain reasonable assurance on whether the discounted future estimated cash flows, so far as the calculations are concerned, has been properly compiled in accordance with the bases and assumptions as set out on pages 2 to 3 of the Announcement. We reviewed the arithmetical calculations and the compilation of the discounted future estimated cash flows in accordance with the bases and assumptions.

The discounted cash flows do not involve the adoption of accounting policies. The discounted cash flows depend on future events and on a number of assumptions which cannot be confirmed and verified in the same way as past results and not all of which may remain valid throughout the period. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of our work, or arising out of or in connection with our work.

Opinion

In our opinion, based on the foregoing, so far as the calculations are concerned, the discounted future estimated cash flows has been properly compiled in all material respects in accordance with the bases and assumptions made by directors of the Company as set out on pages 2 to 3 of the Announcement.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 2 February 2016